                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the Month of September, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F   X   Form 40-F
                                      -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No   X
                                  -----     -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND 2002
TOGETHER WITH INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

           English Translation of a Report Originally Issued in Korean




To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the "Company") as of June 30, 2003 and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2003, respectively, and the non-consolidated statements of income for the three-month and six-month periods ended June 30, 2002, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We were furnished with the report of other accountants on their review of the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and Korea South-East Power Co., Ltd., investments which constituted 22.9 percent of the total non-consolidated assets as of June 30, 2003, and gain on equity method which constituted 34.5 percent of non-consolidated income before income tax for the six-month period then ended. Also, we were furnished with the report of other accountants on their review of the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and 3 other power generating subsidiaries, investments which constituted 30.1 percent of the total non-consolidated assets as of June 30, 2002, and gain on equity method which constituted 35.5 percent of non-consolidated income before income tax for the six-month period then ended.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of other accountants, we are not aware of any material modifications that should be made to such financial statements referred above, for them to be in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2002, which is presented in this report, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 17, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to Won166,053 million and Won7,468,532 million, respectively, for the six-month period ended June 30, 2003 and Won208,766 million and Won6,623,278 million, respectively, for the six-month period ended June 30, 2002. Related receivables and payables amounted to Won14,661 million and Won1,008,581 million, respectively, as of June 30, 2003 and Won31,954 million and Won1,172,012 million, respectively, as of December 31, 2002.

As discussed in Note 1, the Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business, in accordance with the Restructuring Plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

As discussed in Note 2, in 2003, the Company adopted Statements of Korean Financial Accounting Standards ("SKAS") No. 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of interest costs, marketable securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by Won511,350 million as of December 31, 2002.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, review standards and their application in practice as well as the Korea Electric Power Corporation Act and the Accounting Regulations for Government Invested Enterprises.




By: /s/ Anjin & Co.

Anjin & Co.
(An Associate Member Firm of Deloitte Touche Tohmatsu)

Seoul, Korea
August 1, 2003

                        KOREA ELECTRIC POWER CORPORATION


                         NON-CONSOLIDATED BALANCE SHEETS

                   AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
                  (See Independent Accountants' Review Report)



                                                                                                          Translation into
                                                                         Korean Won                     U.S. Dollars (Note 2)
                                                              -------------------------------       -----------------------------
                                                                  2003              2002                2003             2002
                                                              -------------     -------------       -----------       -----------
                                                                        (In millions)                      (In thousands)
                    ASSETS

Property, Plant and Equipment (Notes 3 and 5):
  Utility plant                                               Won35,359,639     Won34,432,036       $29,636,778       $28,859,304
  Less: accumulated depreciation                                 (6,696,170)       (5,939,624)       (5,612,413)       (4,978,312)
        construction grants                                      (2,521,039)       (2,321,138)       (2,113,017)       (1,945,468)
                                                              -------------     -------------       -----------       -----------
                                                                 26,142,430        26,171,274        21,911,348        21,935,524
  Construction in-progress                                        2,837,045         1,986,138         2,377,877         1,664,687
                                                              -------------     -------------       -----------       -----------
                                                                 28,979,475        28,157,412        24,289,225        23,600,211
                                                              -------------     -------------       -----------       -----------

Investments and others:
  Investment securities (Note 6)                                 22,996,074        22,239,278        19,274,221        18,639,911
  Long-term loans (Note 7)                                          137,059           128,656           114,877           107,833
  Long-term other account receivables                               388,836           388,924           325,904           325,978
  Currency and interest rate swaps (Note 13)                        315,056           320,641           264,065           268,746
  Intangibles (Note 4)                                               90,897            94,874            76,186            79,519
  Other non-current assets (Note 12)                                135,088           130,074           113,225           109,023
                                                              -------------     -------------       -----------       -----------
                                                                 24,063,010        23,302,447        20,168,478        19,531,010
                                                              -------------     -------------       -----------       -----------

Current assets:
  Cash and cash equivalents (Note 12)                               358,236           610,056           300,257           511,320
  Trade receivables, net of allowance for
   doubtful accounts of Won24,001 million in
   2003 and Won21,588 million in 2002
   (Notes 12 and 17)                                              1,313,364         1,400,411         1,100,799         1,173,758
  Other account receivables, net of allowance for
   doubtful accounts of Won3,323 million in
   2003 and Won3,007 million in 2002
   (Notes 12 and 17)                                                210,121           228,101           176,113           191,183
  Short-term financial instruments                                   79,000            79,000            66,214            66,214
  Short-term loans (Note 7)                                           8,188             8,450             6,863             7,083
  Inventories (Note 8)                                               68,031            65,217            57,021            54,661
  Other current assets (Note 6)                                     112,029            94,519            93,897            79,221
                                                              -------------     -------------       -----------       -----------
                                                                  2,148,969         2,485,754         1,801,164         2,083,440
                                                              -------------     -------------       -----------       -----------
     Total Assets                                             Won55,191,454     Won53,945,613       $46,258,867       $45,214,661
                                                              =============     =============       ===========       ===========

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                    AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
                  (See Independent Accountants' Review Report)



                                                                                                            Translation into
                                                                         Korean Won                       U.S. Dollars (Note 2)
                                                               -------------------------------       -------------------------------
                                                                    2003              2002              2003                2002
                                                               -------------     -------------       -----------         -----------
                                                                         (In millions)                       (In thousands)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity (Notes 6 and 9):
  Common stock                                                 Won 3,200,504     Won 3,200,504       $ 2,682,511         $ 2,682,511
  Capital surplus                                                 14,314,549        14,311,579        11,997,778          11,995,289
  Retained earnings
    Appropriated                                                  17,899,939        15,351,474        15,002,883          12,866,879
    Unappropriated (Net income of 1,283,226
    million for the six-month period ended
    June 30, 2003 and Won3,059,815 million
    for the year ended December 31, 2002)                          1,283,226         3,059,815         1,075,540           2,564,593
  Capital adjustments:                                              (156,890)           35,707          (131,498)             29,928
                                                               -------------     -------------       -----------         -----------
     Total Shareholders' Equity                                   36,541,328        35,959,079        30,627,214          30,139,200
                                                               -------------     -------------       -----------         -----------
Long-term liabilities:
  Long-term debt (Note 10)                                         9,546,644         9,973,313         8,001,546           8,359,160
  Accrued severance indemnities, net (Note 2)                        253,397           226,609           212,386             189,933
  Reserve for self insurance                                          82,011            82,537            68,738              69,178
  Currency and interest rate swaps (Note 13)                         386,567           468,900           324,002             393,010
  Financial lease liabilities (Note 11)                                2,228             4,993             1,867               4,184
  Deferred income tax liabilities (Note 16)                        1,502,398         1,354,128         1,259,239           1,134,966
  Other long-term liabilities                                        323,508           325,533           271,148             272,846
                                                               -------------     -------------       -----------         -----------
                                                                  12,096,753        12,436,013        10,138,926          10,423,277
                                                               -------------     -------------       -----------         -----------
Current liabilities:
  Trade payables (Note 17)                                         1,081,181         1,238,749           906,195           1,038,260
  Other accounts payable (Note 17)                                   524,804           552,350           439,866             462,954
  Current portion of long-term debt (Note 10)                      3,954,999         2,454,722         3,314,893           2,057,432
  Current portion of financial lease liabilities
   (Note 11)                                                           6,532             8,538             5,475               7,156
  Income tax payable                                                 309,167           682,777           259,129             572,271
  Accrued expenses                                                   169,139           166,144           141,764             139,254
  Dividends payable                                                    1,751             2,153             1,467               1,805
  Other current liabilities                                          505,800           445,088           423,938             373,052
                                                               -------------     -------------       -----------         -----------
                                                                   6,553,373         5,550,521         5,492,727           4,652,184
                                                               -------------     -------------       -----------         -----------
     Total Liabilities                                            18,650,126        17,986,534        15,631,653          15,075,461
                                                               -------------     -------------       -----------         -----------
     Total Shareholders' Equity and Liabilities                Won55,191,454     Won53,945,613       $46,258,867         $45,214,661
                                                               =============     =============       ===========         ===========

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


                      NON-CONSOLIDATED STATEMENTS OF INCOME

     FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)



                                                                                            Korean Won
                                                                 -----------------------------------------------------------------
                                                                             2003                                2002
                                                               -------------------------------      ------------------------------
                                                                Three-month        Six-month         Three-month       Six-month
                                                               ------------      -------------      ------------      ------------
                                                                              (In millions, except per share amounts)
OPERATING REVENUES (Note 17):
  Sale of electricity                                          Won5,016,238      Won10,552,070      Won4,681,281      Won9,674,105
  Other operating revenues                                           80,163            156,036           124,754           157,040
                                                               ------------      -------------      ------------      ------------
                                                                  5,096,401         10,708,106         4,806,035         9,831,145
                                                               ------------      -------------      ------------      ------------

OPERATING EXPENSES (Notes 14, 15, 17 and 18):
  Power generation, transmission, distribution                      872,183          1,589,093           792,208         1,439,847
  Purchased power                                                 3,755,413          7,927,836         3,377,303         6,976,205
  Other operating costs                                              80,201            155,405           123,536           154,408
  Selling and administrative expenses                               232,532            437,688           209,401           405,483
                                                               ------------      -------------      ------------      ------------
                                                                  4,940,329         10,110,022         4,502,448         8,975,943
                                                               ------------      -------------      ------------      ------------

OPERATING INCOME                                                    156,072            598,084           303,587           855,202

OTHER INCOME (EXPENSES):
  Interest income                                                     9,061             19,595             4,554            11,914
  Interest expense                                                 (156,110)          (304,176)         (150,261)         (303,637)
  Gain on foreign currency transactions
   and translation, net                                             335,241             50,865           425,895           453,032
  Donations                                                          (5,819)            (7,534)           (5,816)           (9,259)
  Rent                                                               29,972             55,845            28,662            56,106
  Gain on valuation using the equity method of
   accounting (Note 6)                                              541,170          1,251,307           596,403         1,238,853
  Gain (loss) on disposal of investments, net
   (Note 6)                                                             587             45,214              (155)             (155)
  Loss on disposal of utility plant, net                             (1,589)            (5,474)           (4,539)           (4,693)
  Valuation gain on currency and interest
   rate swaps, net (Note 13)                                         22,453              5,131            54,202            50,335
  Other, net                                                         31,865             45,688            30,017            47,812
                                                               ------------      -------------      ------------      ------------
                                                                    806,831          1,156,461           978,962         1,540,308
                                                               ------------      -------------      ------------      ------------
ORDINARY INCOME                                                     962,903          1,754,545         1,282,549         2,395,510
INCOME TAX EXPENSE (Note 16)                                       (233,720)          (471,319)         (374,551)         (705,100)
                                                               ------------      -------------      ------------      ------------
NET INCOME                                                     Won  729,183      Won 1,283,226      Won  907,998      Won1,690,410
                                                               ============      =============      ============      ============
ORDINARY INCOME PER SHARE (Note 2)                             Won    1,159      Won     2,032      Won    1,421      Won    2,645
                                                               ============      =============      ============      ============
EARNINGS PER SHARE (Note 2)                                    Won    1,159      Won     2,032      Won    1,421      Won    2,645
                                                               ============      =============      ============      ============

  (continued)

                        KOREA ELECTRIC POWER CORPORATION

     FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)



                                                                             Translation into U.S. Dollars (Note 2)
                                                              --------------------------------------------------------------------
                                                                            2003                                  2002
                                                              ------------------------------        ------------------------------
                                                              Three-month         Six-month         Three-month         Six-month
                                                              -----------         ----------        -----------         ----------
                                                                            (In thousands, except per share amounts)
OPERATING REVENUES (Note 17):
  Sale of electricity                                          $4,204,373         $8,844,246         $3,923,628         $8,108,377
  Other operating revenues                                         67,189            130,782            104,563            131,624
                                                               ----------         ----------         ----------         ----------
                                                                4,271,562          8,975,028          4,028,191          8,240,001
                                                               ----------         ----------         ----------         ----------

OPERATING EXPENSES (Notes 14, 15, 17 and 18):
  Power generation, transmission, distribution                    731,022          1,331,902            663,992          1,206,812
  Purchased power                                               3,147,609          6,644,737          2,830,695          5,847,125
  Other operating costs                                            67,222            130,253            103,542            129,417
  Selling and administrative expenses                             194,897            366,850            175,510            339,857
                                                               ----------         ----------         ----------         ----------
                                                                4,140,750          8,473,742          3,773,739          7,523,211
                                                               ----------         ----------         ----------         ----------

OPERATING INCOME                                                  130,812            501,286            254,452            716,790

OTHER INCOME (EXPENSES):
  Interest income                                                   7,594             16,424              3,817              9,986
  Interest expense                                               (130,844)          (254,946)          (125,942)          (254,494)
  Gain on foreign currency transactions
   and translation, net                                           280,983             42,633            356,965            379,710
  Donations                                                        (4,877)            (6,315)            (4,875)            (7,761)
  Rent                                                             25,121             46,806             24,023             47,025
  Gain on valuation using the equity method of
   accounting (Note 6)                                            453,583          1,048,787            499,877          1,038,348
  Gain (loss) on disposal of investments, net
   (Note 6)                                                           492             37,896               (130)              (130)
  Loss on disposal of utility plant, net                           (1,332)            (4,588)            (3,805)            (3,934)
  Valuation gain on currency and interest
   rate swaps, net (Note 13)                                       18,819              4,300             45,429             42,189
  Other, net                                                       26,709             38,294             25,159             40,074
                                                               ----------         ----------         ----------         ----------
                                                                  676,248            969,291            820,518          1,291,013
                                                               ----------         ----------         ----------         ----------
ORDINARY INCOME                                                   807,060          1,470,577          1,074,970          2,007,803
INCOME TAX EXPENSE (Note 16)                                     (195,893)          (395,037)          (313,931)          (590,982)
                                                               ----------         ----------         ----------         ----------
NET INCOME                                                     $  611,167         $1,075,540         $  761,039         $1,416,821
                                                               ==========         ==========         ==========         ==========
ORDINARY INCOME PER SHARE (Note 2)                             $     0.97         $     1.70         $     1.19         $     2.22
                                                               ==========         ==========         ==========         ==========
EARNINGS PER SHARE (Note 2)                                    $     0.97         $     1.70         $     1.19         $     2.22
                                                               ==========         ==========         ==========         ==========

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003
                  (See Independent Accountants' Review Report)



                                                                                                           Translation into
                                                                             Korean Won                  U.S. Dollars (Note 2)
                                                                  -----------------------------      -----------------------------
                                                                  Three-month       Six-month        Three-month        Six-month
                                                                  -----------     -------------      -----------       -----------
                                                                           (In millions)                     (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        Won 729,183     Won 1,283,226       $ 611,167        $ 1,075,540
Adjustments to reconcile net income to net cash
 provided by operating activities:

  Depreciation and amortization                                       384,535           760,587         322,299            637,488
  Utility plant removal cost                                           49,689            90,890          41,648             76,180
  Provision for severance and retirement benefits                      23,528            30,407          19,720             25,486
  Allowance for doubtful accounts                                       2,614             5,722           2,191              4,796
  Interest income, net                                                 (3,130)           (6,292)         (2,623)            (5,274)
  Gain on foreign currency translation, net                          (335,491)          (55,778)       (281,194)           (46,750)
  Gain on valuation using the equity method of
   accounting                                                        (541,170)       (1,251,307)       (453,583)        (1,048,787)
  Gain on disposal of investment, net                                    (587)          (45,214)           (492)           (37,896)
  Loss on disposal of utility plant, net                                1,589             5,474           1,332              4,588
  Valuation gain on currency and interest rate
   swaps                                                              (22,453)           (5,131)        (18,819)            (4,300)
  Decrease in trade receivables                                        69,638            81,310          58,361             68,150
  Decrease (increase) in other account
   receivables                                                         (2,840)           17,387          (2,381)            14,573
  Decrease (increase) in inventories                                     (159)           25,509            (134)            21,381
  Increase in other current assets                                    (15,087)          (49,628)        (12,646)           (41,596)
  Decrease in trade payables                                          (92,548)         (157,568)        (77,570)          (132,066)
  Increase (decrease) in other accounts payable                       110,310           (27,546)         92,456            (23,087)
  Decrease in income tax payable                                     (132,642)         (373,610)       (111,174)          (313,142)
  Increase (decrease) in accrued expenses                             (18,815)            2,995         (15,770)             2,510
  Increase in other current liabilities                                15,495            60,715          12,987             50,888
  Increase (decrease) in deferred income tax
   liabilities                                                        (25,785)          148,270         (21,611)           124,273
  Decrease in other long-term liabilities                              (1,013)           (2,025)           (849)            (1,697)
  Payment of severance and retirement benefits                         (3,630)           (4,374)         (3,042)            (3,666)
  Payment of self-insurance                                              (191)             (526)           (160)              (441)
  Others                                                                4,414             6,258           3,708              5,244
                                                                  -----------     -------------       ---------        -----------
Net cash provided by operating activities                             195,454           539,751         163,821            452,395
                                                                  -----------     -------------       ---------        -----------

(continued)

                        KOREA ELECTRIC POWER CORPORATION

          FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003
                  (See Independent Accountants' Review Report)



                                                                                                            Translation into
                                                                             Korean Won                   U.S. Dollars (Note 2)
                                                                   -----------------------------      -----------------------------
                                                                  Three-month        Six-month        Three-month        Six-month
                                                                 -------------     -------------      -----------       -----------
                                                                           (In millions)                      (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Disposal of utility plant                                      Won    10,072     Won    28,501       $   8,442        $    23,888
  Additions to utility plant                                        (1,189,596)       (1,975,701)       (997,063)        (1,655,939)
  Receipt of construction grants                                       156,222           279,460         130,938            234,230
  Proceeds from disposal of investment securities                      478,571           542,961         401,116            455,084
  Acquisition of investment securities                                  (4,750)          (12,750)         (3,981)           (10,686)
  Decrease in long-term other account receivables                       10,729            10,729           8,992              8,992
  Collection of long-term loans                                          1,501             2,389           1,258              2,002
  Increase of long-term loans                                           (1,742)          (14,745)         (1,460)           (12,358)
  Acquisition of intangibles                                            (1,159)           (3,685)           (971)            (3,089)
  Collection of short-term loans                                         2,105             4,215           1,764              3,533
  Increase in other non-current assets                                  (6,733)           (5,015)         (5,644)            (4,203)
                                                                 -------------     -------------       ---------        -----------
  Net cash used in investing activities                               (544,780)       (1,143,641)       (456,609)          (958,546)
                                                                 -------------     -------------       ---------        -----------


CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                       1,143,692         1,573,390         958,588          1,318,741
  Payment of long-term debt                                           (309,215)         (444,318)       (259,170)          (372,406)
  Acquisition of treasury stock                                              -          (180,120)              -           (150,968)
  Cash dividends                                                      (511,744)         (511,753)       (428,919)          (428,927)
  Other, net                                                            (1,787)          (85,129)         (1,497)           (71,352)
                                                                 -------------     -------------       ---------        -----------
  Net cash provided by financing activities                            320,946           352,070         269,002            295,088
                                                                 -------------     -------------       ---------        -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                              (28,380)         (251,820)        (23,786)          (211,063)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF THE PERIOD                                               386,616           610,056         324,043            511,320
                                                                 -------------     -------------       ---------        -----------
CASH AND CASH EQUIVALENTS, END OF
 THE PERIOD                                                      Won   358,236     Won   358,236       $ 300,257        $   300,257
                                                                 =============     =============       =========        ===========

        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION.


                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2003 AND 2002
                  (See Independent Accountants' Review Report)



1.  THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2003, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.35 percent, 21.57 percent and 25.47 percent, respectively, of the Company's shares.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of the Company's power generation subsidiaries and distribution business in accordance with the Restructuring Plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

In 2003, the Company adopted Statements of Korean Financial Accounting Standards ("SKAS") No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of interest costs, marketable securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by Won511,350 million as of December 31, 2002.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Bank of Korea Basic Rate of Won1,193.10 to US $1.00 at June 30, 2003, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.


Property, Plant and Equipment

Property, plant and equipment are stated at cost except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Expenditures, as incurred after the acquisition of the property, plant and equipment, that increases the future economic benefits beyond the property's most recently measured performance, are capitalized as additions to property, plant and equipment.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the six-month periods ended June 30, 2003 and 2002, the amounts of capitalized interest was Won45,897 million and Won30,029 million, respectively, and net foreign currency transactions and translation gains deducted from the capitalized interest amounted to Won26,250 million for the six-month period ended June 30, 2002.

The impact on the Company's financial position as of and for the six month period ended June 30, 2003, if the interest and other borrowing costs were expensed instead of being capitalized, are shown below (won in millions).


                         Construction                                           Income before
                          in-progress     Total assets    Interest expense    Income tax expense
                         ------------     -------------   ----------------    ------------------

Capitalized              Won2,837,045     Won55,191,454      Won 304,176          Won1,754,545
Expensed                    2,791,148        55,145,557          350,073             1,708,648
                         ------------     -------------      -----------          ------------
                         Won   45,897     Won    45,897      Won(45,897)          Won   45,897
                         ============     =============      ===========          ============

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:


                                                   Years
                                                  ------

                             Buildings            15, 30
                             Structures           15, 30
                             Machinery                16
                             Ships                     9
                             Vehicles                  4
                             Others                    4

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

   o Grants from the government or public institutions
   o Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received Won279,460 million of construction grants, and offset Won61,285 million against depreciation expense, and Won18,274 million against utility plant removal cost for the six-month period ended June 30, 2003.


Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.


Investment Securities other than those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.


Valuation of Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or marketable equity security, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders' equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder's equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest method.


Investment Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.


Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 20 years, of related assets.

If the recoverable amount of an intangible asset becomes less than its carrying amount as a result of obsolescence, sharp decline in market value or other causes of impairment, the carrying amount of an intangible asset is reduced to its recoverable amount and the reduced amount is recognized as impairment loss. If the recoverable amount of a previously impaired intangible asset exceeds its carrying amount in subsequent periods, an amount equal to the excess shall be recorded as reversal of impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized in prior years.


Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimated loss on uncollectible accounts and prior year collection experience.


Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.


Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.


Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are Won253,492 million and Won226,708 million as of June 30, 2003 and December 31, 2002, respectively. Actual severance payments were Won4,374 million and Won3,387 million for the six-month periods ended June 30, 2003 and 2002, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won95 million and Won99 million as of June 30, 2003 and December 31, 2002, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.


Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was Won1,193.10 and Won1,200.40 to US$ 1.00 at June 30, 2003 and December
31, 2002, respectively. The translation gains or losses are reflected in current operations.


Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.


Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.


Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.


Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deduction for tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 629,259,682 shares and 639,008,899 shares for the three-month periods ended June 30, 2003 and 2002, respectively, and 631,387,812 shares and 638,988,360 shares for the six-month periods ended June 30, 2003 and 2002, respectively.


Comparative Presentation

The Company does not present cash flows for the three-month and six-month periods ended June 30, 2002 for comparative purposes in accordance with transitional provision of SKAS No. 2 - "Interim Financial Statements".

3.  PROPERTY, PLANT AND EQUIPMENT:


(1) Asset revaluation
    The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was Won12,552,973 million.

(2) Publicly announced land prices
    The published price of the Company's land as of June 30, 2003, as announced by the Korean Government, is as follows (won in millions):


                                                             Area
                        Purpose                        (Square meters)        Book value         Land prices
     ---------------------------------------------     ---------------       -----------        ------------

     Transmission and distribution sites and other        16,216,336         Won3,309,168       Won2,811,277

(3) Utility plant
    Utility plant as of June 30, 2003 and December 31, 2002 is as follows (won in millions):


                                              March 31,        December 31,
                                                2003               2002
                                            -------------      -------------
           Land                             Won 3,309,168      Won 3,321,378
           Buildings                            2,170,378          2,135,878
           Structures                          23,090,240         22,415,717
           Machinery                            6,487,444          6,266,774
           Vehicles                                53,465             55,334
           Ships                                      252                266
           Others                                 248,692            236,689
                                            -------------      -------------
                                            Won35,359,639      Won34,432,036
                                            =============      =============

(4) Changes of utility plant
    Changes of cost of utility plant, accumulated depreciation and construction grants for the six-month period ended June 30, 2003 are shown below (won in millions):

        < Cost >


                                                  Increase                       Decrease
                        December 31,     --------------------------     -------------------------       June 30,
                           2002          Acquisition      Other          Disposal       Other             2003
                       -------------     ------------  ------------     ----------   ------------     -------------
      Land             Won 3,321,378     Won        -  Won   18,736     Won 30,946   Won        -     Won 3,309,168
      Buildings            2,135,878                -        41,069          6,025            544         2,170,378
      Structures          22,415,717                -       802,372         94,233         33,616        23,090,240
      Machinery            6,266,774                -       259,093         32,751          5,672         6,487,444
      Vehicles                55,334                -         1,713          3,582              -            53,465
      Ships                      266                -             -             14              -               252
      Others                 236,689                -        13,614          1,611              -           248,692
      Construction
       in- progress        1,986,138        1,975,701           892              -      1,125,686         2,837,045
                       -------------     ------------  ------------     ----------   ------------     -------------
                       Won36,418,174     Won1,975,701  Won1,137,489     Won169,162   Won1,165,518     Won38,196,684
                       =============     ============  ============     ==========   ============     =============

        < Accumulated depreciation >


                                                 Increase                     Decrease
                       December 31,     --------------------------      ------------------        June 30,
                          2002          Depreciation      Other          Disposal    Other          2003
                       ------------     ------------    ---------       ---------    -----      ------------

      Buildings        Won  344,790      Won 53,077     Won 5,926       Won 1,495    Won-       Won  402,298
      Structures          2,984,483         354,686        19,728          22,227       -          3,336,670
      Machinery           2,371,808         323,390        35,732          21,915       -          2,709,015
      Vehicles               45,307           2,991             5           3,575       -             44,728
      Ships                     196               9             -              10       -                195
      Others                193,040          11,725            42           1,543       -            203,264
                       ------------      ----------     ---------       ---------    ----       ------------
                       Won5,939,624      Won745,878     Won61,433       Won50,765    Won-       Won6,696,170
                       --==========      ==========     =========       =========    ====       ============

        < Construction grants >


                                               Increase                     Decrease
                                        --------------------     -----------------------------
                                         Received                  Offset
                       December 31,        from                    against      Offset against      June 30,
                          2002           customers     Other     depreciation    removal cost         2003
                       ------------     ----------     -----     ------------   --------------    ------------

      Construction
       grants          Won2,321,138     Won279,460      Won-       Won61,285       Won18,274      Won2,521,039



4.   INTANGIBLES:

(1) Intangibles as of June 30, 2003 are shown below (won in millions):

                                              Accumulated
                                Cost          amortization      Impairment        Book value
                             ----------       ------------      ----------        ----------

      Development cost       Won 97,661         Won 39,215         Won-           Won58,446
      Others                    115,635             83,184            -              32,451
                             ----------         ----------         ----           ---------
                             Won213,296         Won122,399         Won-           Won90,897
                             ==========         ==========         ====           =========


(2) Changes of intangibles for the six-month period ended June 30, 2003 are shown below (won in millions):


                                                 Increase                 Decrease
                            December 31,    --------------------     ---------------------      June 30,
                                 2002       Merger       Other       Amortization    Other        2003
                            ------------    ------     ---------     ------------   ------     ---------

      Development cost        Won63,659      Won-      Won 4,392      Won 9,605     Won  -     Won58,446
      Others                     31,215         -          6,463          5,104        123        32,451
                              ---------      ----      ---------      ---------     ------     ---------
                              Won94,874      Won-      Won10,855      Won14,709     Won123     Won90,897
                              =========      ====      =========      =========     ======     =========


(3) Ordinary development expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):


                                                         2003                           2002
                                             ---------------------------     -------------------------
                                             Three-month       Six-month     Three-month     Six-month
                                             -----------       ---------     -----------     ---------

     Ordinary development expenses             Won25,346       Won39,848       Won19,511     Won33,225


5.   INSURED ASSETS:

Insured assets as of June 30, 2003 are as follows (won in millions):


            Insured assets             Insurance type          Insured value                Insurer
     -------------------------       ----------------------    -------------      --------------------------------

     Buildings and machinery         Fire insurance               Won325,670      LG insurance Co., Ltd.
     Buildings and machinery         Assemble insurance              365,312      LG insurance Co., Ltd.
     Buildings                       General insurance               144,011      Samsung fire insurance Co., Ltd.
                                                                                   and others
     Construction in progress        Construction insurance          119,424      Samsung fire insurance Co., Ltd.
                                                                                   and others

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, general insurance for movables, casualty insurance for its employees and compensation liability insurance for its directors.

6.   INVESTMENT SECURITIES:

(1) Investment securities as of June 30, 2003 and December 31, 2002 are as follows (won in millions):


                                                                            December 31,
                                                      June 30, 2003            2002
                                                      -------------        -------------

     Other current assets
        Held-to-maturity securities                   Won         5        Won         -

     Investment securities
        Available-for-sale-securities                       102,690               86,492
        Held-to-maturity securities                              37                   55
        Securities subject to equity method              22,893,347           22,152,731
                                                      -------------        -------------
                                                         22,996,074           22,239,278
                                                      -------------        -------------
                                                      Won22,996,079        Won22,239,278
                                                      =============        =============

     Held-to-maturity securities are government and municipal bonds.

(2) Available-for-sale securities as of June 30, 2003 and December 31, 2002 are as follows (won in millions):


                                                                June 30, 2003                       December 31, 2002
                                                 -----------------------------------------      ---------------------------
                                                  Ownership    Acquisition                       Ownership
          Company name                               (%)           cost        Book value          (%)           Book value
--------------------------------------------      ---------    -----------     ----------        ---------       ----------

Securities market stabilization fund                7.57       Won 20,744      Won 20,744           7.57          Won20,744

Energy savings investment cooperative               40.6            5,000           5,000           40.6              5,000

Korea Power Exchange                                50.0           62,606          62,606           50.0             49,855
Hwan Young Steel Co., Ltd.
                                                       -            1,364             120              -                120

Investment securities in treasury stock fund           -           23,830          14,220              -             10,773
                                                               ----------      ----------                         ---------
                                                               Won113,544      Won102,690                         Won86,492
                                                               ==========      ==========                         =========


     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities and recorded other investment securities in available-for-sale securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustment, amount to Won9,610 million and Won8,509 million as of June 30, 2003 and December 31, 2003, respectively.

     Available-for-sales securities other than investment securities in treasury stock fund are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

(3) Securities subject to the equity method as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                              June 30, 2003                                 December 31, 2002
                                          ------------------------------------------------------------    -------------------------
                                          Ownership    Acquisition        Net asset           Book        Ownership        Book
           Company name                      (%)          Cost              Value             Value         (%)            Value
-------------------------------------     ---------   -------------     -------------    -------------    ---------   -------------

Korea Hydro & Nuclear Power Co.,
 Ltd.                                       100.0     Won 9,364,799     Won10,798,504    Won10,798,504     100.0      Won10,577,527
Korea South-East Power Co., Ltd.            100.0         1,232,004         1,815,661        1,815,661     100.0          1,679,117
Korea Midland Power Co., Ltd.               100.0         1,325,891         1,932,746        1,932,746     100.0          1,781,127
Korea Western Power Co., Ltd.               100.0         1,442,638         1,859,252        1,859,252     100.0          1,772,973
Korea Southern Power Co., Ltd.              100.0         1,797,378         1,999,885        1,999,885     100.0          1,953,743
Korea East-West Power Co., Ltd.             100.0         2,322,905         2,402,167        2,402,167     100.0          2,373,207
Korea Power Engineering Co., Ltd.(*)         97.9             4,991           177,695           55,573      97.9             51,991
Korea Plant Service & Engineering
 Co., Ltd.(*)                               100.0             6,000           257,789          257,788     100.0            238,947
KEPCO Nuclear Fuel Co., Ltd.(*)              96.4            89,757           151,152          138,123      96.4            134,538
Korea Electric Power Data Network
 Co., Ltd.(*)                               100.0            64,000           123,416          121,255     100.0            118,075
Korea Electric Power Industrial
 Development, Ltd.(*)                        49.0             7,987            19,745           19,745     100.0             40,730
Korea Gas Corporation                        24.5            94,500           717,478          717,478      24.5            690,705
Korea District Heating Co.(*)                26.1             5,660           153,286          153,286      26.1            147,898
Powercomm Corporation                        43.1           323,470           357,856          357,856      44.0            359,090
KEPCO International Hong Kong
 Ltd.(*)                                    100.0            15,102           146,108          146,108     100.0            124,808
KEPCO International Philippines
 Inc.(*)                                    100.0           103,610           117,920          117,920     100.0            108,255
                                                      -------------     -------------    -------------                -------------
                                                      Won18,200,692     Won23,030,660    Won22,893,347                Won22,152,731
                                                      =============     =============    =============                =============

(*) The Company used draft financial statements of Korea Power Engineering Co., Ltd., Korea Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., Korea Electric Power Data Network Co., Ltd., Korea Electric Power Industrial Development, Ltd., Korea District Heating Co., KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc. for equity method valuation.

     If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. As of June 2003, there are no positive or negative goodwill.

     The Company eliminates the unrealized gains arising from the transactions with affiliates in equity method valuation. The eliminated gain arising from the transaction with Korea Power Engineering Co., Ltd, KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted Won122,123 million, Won13,029 million and Won2,161 million, respectively, as of June 30, 2003 and Won119,475 million, Won15,562 million and Won2,401 million, respectively, as of December 31, 2002.

     In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development, Ltd., with the gain on disposal of investment of Won44,104 million.

     As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO.

     Details of valuation using the equity method for the six-month period ended June 30, 2003 are as follows (won in millions):

                                                                            Gain on valuation
                                          December 31,    ------------------------------------------      Other          June 30,
             Company name                    2002         1st quarter     2nd quarter      Total        changes(*)        2003
------------------------------------     -------------    -----------     -----------    ----------     -----------   -------------

Korea Hydro & Nuclear Power Co., Ltd.    Won10,577,527     Won273,472      Won162,500    Won  435,972   Won(214,995)  Won10,798,504
Korea South-East Power Co., Ltd.             1,679,117        101,342          68,472         169,814       (33,270)      1,815,661
Korea Midland Power Co., Ltd.                1,781,127        104,872          92,632         197,504       (45,885)      1,932,746
Korea Western Power Co., Ltd.                1,772,973         64,345          68,740         133,085       (46,806)      1,859,252
Korea Southern Power Co., Ltd.               1,953,743         38,735          53,362          92,097       (45,955)      1,999,885
Korea East-West Power Co., Ltd.              2,373,207         34,682          25,519          60,201       (31,241)      2,402,167
Korea Power Engineering Co., Ltd.               51,991         14,264           1,071          15,335       (11,753)         55,573
Korea Plant Service & Engineering
 Co., Ltd.                                     238,947          7,977          19,864          27,841        (9,000)        257,788
KEPCO Nuclear Fuel Co., Ltd.                   134,538          2,575           2,937           5,512        (1,927)         38,123
Korea Electric Power Data Network
 Co., Ltd.                                     118,075          2,777           4,903           7,680        (4,500)        121,255
Korea Electric Power Industrial
 Development, Ltd.                              40,730            616             151             767       (21,752)         19,745
Korea Gas Corporation                          690,705         50,560           5,418          55,978       (29,205)        717,478
Korea District Heating Co.                     147,898          7,528            (358)          7,170        (1,782)        153,286
Powercomm Corporation                          359,090         (4,665)          8,627           3,962        (5,196)        357,856
KEPCO International Hong Kong Ltd.             124,808          5,242          22,860          28,102        (6,802)        146,108
KEPCO International Philippines Inc.           108,255          5,815           4,472          10,287          (622)        117,920
                                         -------------     ----------      ----------    ------------   -----------   -------------
                                         Won22,152,731     Won710,137      Won541,170    Won1,251,307   Won(510,691)  Won22,893,347
                                         =============     ==========      ==========    ============   ===========   =============

(*) Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

(4) Gain on valuation of investment, which are recorded in capital adjustment as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                      December 31,
                                                    June 30, 2003         2002
                                                    -------------     ------------

     Valuation using the equity method                Won47,929         Won60,885
     Valuation on available for sale securities          (9,610)           (8,509)
                                                      ---------         ---------
                                                      Won38,319         Won52,376
                                                      =========         =========

7.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in millions):

                                                          December 31,
                                      June 30, 2003          2002
                                      -------------       ------------

     Short-term loans                   Won  8,188         Won  8,450
     Long-term loans                       137,059            128,656
                                        ----------         ----------
                                        Won145,247         Won137,106
                                        ==========         ==========


8.   INVENTORIES:

Inventories as of June 30, 2003 and December 31, 2002 consist of the following (won in millions):

                                                          December 31,
                                      June 30, 2003           2002
                                      -------------       ------------

     Raw materials                      Won 1,770           Won 1,291
     Supplies                              60,421              57,169
     Other                                  5,840               6,757
                                        ---------           ---------
                                        Won68,031           Won65,217
                                        =========           =========

9.   SHAREHOLDERS' EQUITY:

(1)  Capital
     The Company has 1,200,000,000 authorized shares of Won5,000 par value common stock, of which 640,100,876 shares are issued as of June 30, 2003.

(2)  Capital Surplus
     Capital surplus as of June 30, 2003 and December 31, 2002 is as follows (won in millions):

                                                                              December 31,
                                                        June 30, 2003             2002
                                                        -------------        -------------

     Paid-in capital in excess of par value             Won   799,876        Won   799,876
     Reserves for asset revaluation                        12,552,973           12,552,973
     Other capital surplus                                    961,700              958,730
                                                        -------------        -------------
                                                        Won14,314,549        Won14,311,579
                                                        =============        =============

     The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of Won12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings
     Appropriated retained earnings as of June 30, 2003 and December 31, 2002 consist of the following (won in millions):

                                                                                      December 31,
                                                                 June 30, 2003             2002
                                                                 --------------       -------------

     Legal reserve                                                Won 1,600,252       Won 1,600,252
     Reserve for business rationalization                                31,900              31,900
     Reserve for business expansion                                  10,925,338           8,556,873
     Reserve for investment on social overhead capital                5,012,449           4,892,449
     Reserve for research and human development                         120,000              60,000
     Voluntary reserve                                                  210,000             210,000
                                                                  -------------       -------------
                                                                  Won17,899,939       Won15,351,474
                                                                  =============       =============


     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve.

     The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(4)  Capital adjustments
     Capital adjustments as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                                    December 31,
                                                                 June 30, 2003         2002
                                                                 --------------     ------------

        Treasury stock                                            Won(195,209)       Won(16,669)
        Gain on valuation of equity method securities                  47,929            60,885
        Loss on valuation of available for sale securities             (9,610)           (8,509)
                                                                  -----------        ----------
                                                                  Won(156,890)       Won 35,707
                                                                  ===========        ==========

     The Company has shares held as treasury stock amounting to Won195,209 million (10,798,355 shares) and Won16,669 million (913,375 shares) as of June 30, 2003 and December 31, 2002, respectively, for the purpose of stock price stabilization.


10.  BORROWINGS AND DEBENTURES:

(1) Long-term borrowings as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                  Annual interest                       December 31,
          Financial institution                    Type            rate (%)           June 30, 2003         2002
     --------------------------------     -------------------     ---------------     -------------     ------------

     Local currency
       Korea Development Bank             Industrial facility        4.75~9.00         Won3,024,315     Won2,591,564
       Kookmin Bank                            General               6.07~6.16                    -           85,714
       Others                                     "                  5.50~6.00                   35               37
                                                                                       ------------     ------------
                                                                                          3,024,350        2,677,315
                                                                                       ------------     ------------
     Foreign currency
       Barclays International Financial
        Services (Ireland) Ltd.                Commercial          6M Libor-1.00            280,720          376,482
       Kredit Anstalt Fur Wieder Aufbau         Facility               6.00                       -              180
       Asia Development Bank                       "                   6.00                   1,065            1,415
                                                                                       ------------     ------------
                                                                                            281,785          378,077
                                                                                       ------------     ------------
                                                                                          3,306,135        3,055,392
       Less: Current portion                                                               (860,189)        (819,358)
                                                                                       ------------     ------------
                                                                                       Won2,445,946     Won2,236,034
                                                                                       ============     ============

(2) Debentures as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                    Annual interest                       December 31,
                                                       rate (%)         June 30, 2003         2002
                                                    ---------------     -------------     -------------

     Domestic debentures (Electricity bonds)          4.70~11.30        Won 3,630,000     Won 2,755,000
     Foreign debentures                               1.04~8.25             6,582,603         6,637,477
                                                                         ------------     -------------
                                                                           10,212,603         9,392,477
     Less: Current portion                                                 (3,094,810)       (1,635,364)
           Discount on debentures issued                                      (17,095)          (19,834)
                                                                        -------------     -------------
                                                                        Won 7,100,698     Won 7,737,279
                                                                        =============     =============

(3) Foreign currency debts, by currency, as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                      June 30, 2003                      December 31, 2002
                        -------------------------------------    -------------------------------------
                        Foreign currencies    Won equivalent     Foreign currencies     Won equivalent
                        ------------------    ---------------    ------------------     --------------

     Long-term
      borrowings        US$    225,893,057      Won  281,785     US$    301,179,115      Won  377,897
                                                                 EUR        143,104               180
                                                ------------                             ------------
                                                     281,785                                  378,077
                                                ------------                             ------------

     Debentures         US$  3,979,875,632         4,755,805     US$  3,980,542,219         4,785,584
                        JPY175,060,000,000         1,744,315     JPY175,060,000,000         1,773,130
                        EUR     25,183,000            34,308     EUR     25,183,000            31,664
                        GBP     24,467,000            48,175     GBP     24,467,000            47,099
                                                ------------                             ------------
                                                   6,582,603                                6,637,477
                                                ------------                             ------------
                                                Won6,864,388                             Won7,015,554
                                                ============                             ============

(4) Aggregate maturities of the Company's long-term debt as of June 30, 2003 are as follows (won in millions):

        Year            Local         Foreign
       ended          currency        currency       Electricity        Foreign
      June 30        borrowings      borrowings         bonds         debentures          Total
     ----------     ------------     ----------     ------------     ------------     -------------
        2004        Won  671,977     Won188,212     Won1,080,000     Won2,014,810     Won 3,954,999
        2005             728,175         93,573        1,290,000        1,459,633         3,571,381
        2006             882,013              -          390,000          570,087         1,842,100
        2007             500,707              -          150,000           49,736           700,443
        2008             225,603              -          600,000        1,186,527         2,012,130
     Thereafter           15,875              -          120,000        1,301,810         1,437,685
                    ------------     ----------     ------------     ------------     -------------
                    Won3,024,350     Won281,785     Won3,630,000     Won6,582,603     Won13,518,738
                    ============     ==========     ============     ============     =============

11.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is Won33,870 million as of June 30, 2003. Depreciation of the leased assets amounted to Won436 million for the six-month period ended June 30, 2003

(2) Annual payments under financial and operating lease agreements as of June 30, 2003 are as follows (won in millions):

                                            Amount
                               -----------------------------------
      Year ended June 30       Financial lease     Operating lease
     ---------------------     ---------------     ---------------

             2004                 Won 6,892           Won3,300
             2005                     2,236                179
                                  ---------           --------
                                      9,128              3,479
     Less: Interest                    (368)                 -
           Current portion           (6,532)                 -
                                  ---------           --------
                                  Won 2,228           Won3,479
                                  =========           ========

12.  FOREIGN CURRENCIES DENOMINATED ASSETS AND LIABILITIES:

There are no significant liabilities denominated in foreign currencies other than those mentioned in Note 10 and significant assets denominated in foreign currencies as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                            June 30, 2003                 December 31, 2002
                                    ----------------------------     ---------------------------

                                      Foreign         Equivalent        Foreign       Equivalent
               Account               Currencies       Korean Won      Currencies      Korean Won
     -------------------------      ------------      ----------     -------------    ----------
     Cash and cash equivalents      US$   57,356       Won   68      US$16,395,438     Won19,681
     Trade receivables              US$3,383,742          4,037      US$ 3,497,537         4,198
     Other account receivables      US$  583,785            697      US$   644,263           773
     Other non-current assets       US$   11,560             14      US$    11,560            14
               "                    JPY5,859,783             58      JPY 5,859,783            59
                                                       --------                        ---------
                                                       Won4,874                        Won24,725
                                                       ========                        =========

13.  SWAP TRANSACTIONS:

The Company entered into the various swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(1) Currency swap contracts as of June 30, 2003 are as follows (foreign currency in millions):

                                                                Contract amounts             Contract interest rate
                                                                   in millions                      per annum
                                  Contract    Settlement     -----------------------     -----------------------------
                                    Year         Year           Pay         Receive        Pay (%)        Receive (%)
                                  --------    ------------------------     ---------     -----------     -------------

The Sumitomo Bank Ltd.              1995        2005         US$   286     JPY27,000        7.68             4.15
The Fuji Bank, Ltd.                 1995        2005         US$   149     JPY14,500     Libor+0.155         3.40
Canadian Imperial Bank of
 Commerce                           1996        2006         US$    97     JPY10,000     Libor+0.13          3.80
J.P. Morgan Chase Bank              1996        2006         US$   200     JPY21,000     Libot+0.14          4.00
Deutsche Bank                       1998        2004         JPY 1,705     US$    55        6.41             7.11
(formerly Bankers Trust Co.)                                 DEM    25
                                                             CHF    20
                                                             CAD    20
Deutsche Bank                       1998        2004         JPY 2,945     US$    95        6.36             7.05
(formerly Bankers Trust Co.)                                 DEM    43
                                                             CHF    35
                                                             CAD    34
Union Bank of Switzerland           1998        2003         JPY12,150     US$   100        4.00            6.375
J.P. Morgan Chase Bank &
 Deutsche Bank (*)                  2002        2007         JPY76,700     US$   650        1.18             4.25
Barclays Bank PLC, London           2002        2007         JPY30,400     US$   250        1.04         3M Libor+0.75

(*) If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(2) Interest rate swap contracts as of June 30, 2003 are as follows (foreign currency in millions):

                                                                      Contract interest rate
                                                                              per annum
                                               Notional amount      --------------------------
                                                 in millions          Pay (%)      Receive (%)       Term
                                               ---------------      ----------     -----------     ---------

Lehman Brothers Special Financing, Inc.           US$  150          Libor+0.25        6.375        1993-2003
Woori Bank (formerly Hanvit Bank)                 US$  150             6.10        Libor+0.25      1996-2003
J.P. Morgan Securities Ltd.                       US$  149             6.91        Libor+0.155     1995-2005
Korea Development Bank                            US$   97             6.10        Libor+0.13      1997-2004
Barclays Bank PLC, London                         US$  225          6M Libor-1     Libor+0.45      1997-2004
Shinhan Bank                                      US$  100             6.50            6.75        1997-2004
Deutsche Bank                                     US$   55             6.93                        1998-2004
(formerly Bankers Trust Co.)                      JPY1,705                             6.41
                                                  DEM   25                             6.41
                                                  CHF   20                             6.41
                                                  CAD   20                             6.41
Deutsche Bank                                     US$   95             6.87                        1998-2004
(formerly Bankers Trust Co.)                      JPY2,945                             6.36
                                                  DEM   43                             6.36
                                                  CHF   35                             6.36
                                                  CAD   34                             6.36
Deutsche Bank                                     US$  100          Max(6.074-     Max(Libor-      1998-2007
(formerly Bankers Trust Co.)                                         Libor, 0)      6.074, 0)
Deutsche Bank                                     US$  100          Max(Libor-     Max(6.074-      1998-2007
(formerly Bankers Trust Co.)                                         6.074,0)       Libor, 0)

(3) The gains and losses on swap transactions for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                              2003                            2002
                                  ---------------------------      --------------------------
     Other income (expense)       Three-month      Six-month       Three-month     Six-month
     ----------------------       -----------      ----------      -----------     ----------

     Currency swap
       Gains                       Won28,113       Won 29,801      Won 93,067      Won 84,157
       Losses                         (9,562)         (27,347)        (35,149)        (33,042)
     Interest rate swap
       Gains                           9,250           11,205           7,451           7,928
       Losses                         (5,348)          (8,528)        (11,167)         (8,708)
                                   ---------       ----------      ----------      ----------
                                   Won22,453       Won  5,131      Won 54,202      Won 50,335
                                   =========       ==========      ==========      ==========

14.  POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                                           2003                          2002
                                                --------------------------    --------------------------
                                                Three-month     Six-month     Three-month     Six-month
                                                -----------   ------------    -----------   ------------
     Fuel                                       Won  2,686    Won    5,388    Won  2,305    Won    4,344
     Labor                                         128,364         247,144       108,513         222,343
     Employee benefits                              21,979          35,772        14,423          24,024
     Taxes and dues                                    599           1,700         1,993           2,448
     Rent                                            3,593          12,907         3,963          12,727
     Depreciation                                  374,206         740,485       350,372         674,226
     Maintenance                                   224,738         339,814       204,000         307,746
     Commission and consultation fees               17,267          31,848        13,856          23,399
     Compensation expense                           11,349          16,760        16,962          24,321
     Ordinary development expenses                  21,305          33,531        15,275          28,895
     Utility plant removal cost                     49,689          90,890        46,647          85,747
     Others                                         16,408          32,854        13,899          29,627
                                                ----------    ------------    ----------    ------------
                                                Won872,183    Won1,589,093    Won792,208    Won1,439,847
                                                ==========    ============    ==========    ============


15.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                                                               2003                          2002
                                                                    -------------------------     --------------------------
                                                                    Three-month     Six-month     Three-month     Six-month
                                                                    -----------    ----------     -----------     ----------
     Labor                                                          Won 80,041     Won156,205     Won 71,378      Won146,153
     Employee benefits                                                  15,631         24,834         11,736          18,455
     Taxes and dues                                                        714          1,811            704           1,629
     Rent                                                                2,915          8,282          4,237           9,250
     Depreciation                                                       10,315         20,088         11,866          22,572
     Maintenance                                                         3,976          5,459          3,626           5,107
     Commission and consultation fees                                   25,884         39,299         18,551          32,278
     Ordinary development expenses                                       4,036          6,289          2,088           4,324
     Collection expense                                                 61,669        120,501         56,668         110,582
     Promotion                                                           4,875          8,636          4,997           8,591
     Bad debts                                                           2,614          5,722          4,029           8,768
     Communication                                                       6,056         12,153          6,021          11,562
     Insurance                                                           1,606          4,462          2,237           4,374
     Rewards                                                               157            296            452             515
     Others                                                             12,043         23,651         10,811          21,323
                                                                    ----------     ----------     ----------      ----------
                                                                    Won232,532     Won437,688     Won209,401      Won405,483
                                                                    ==========     ==========     ==========      ==========

16.  INCOME TAX EXPENSE:

(1) Income tax expense and effective tax rate for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                                             2003                            2002
                                                  -------------------------        -------------------------
                                                  Three-month    Six-month         Three-month    Six-month
                                                  -----------    ----------        -----------    ----------
     Income tax currently payable                 Won259,505     Won309,167         Won325,920    Won514,396
     Changes in deferred income taxes                (25,785)       162,152             48,631       190,704
                                                  ----------     ----------         ----------    ----------
     Income tax expense                           Won233,720     Won471,319         Won374,551    Won705,100
                                                  ==========     ==========         ==========    ==========
     Effective tax rate                                 24.3%          26.9%              29.2%         29.4%

(2) Deferred income tax liabilities as of June 30, 2003 and December 31, 2002 are as follows (won in millions).

                                                                            December 31,
                                                     June 30, 2003              2002
                                                     -------------          -------------
     Accumulated temporary differences               Won(5,058,580)         Won(4,559,354)
     Tax rate (%)                                             29.7                   29.7
                                                     -------------          -------------
     Deferred income tax liabilities                 Won(1,502,398)         Won(1,354,128)
                                                     =============          =============

Accumulated temporary differences and deferred income tax liabilities as of December 31, 2002 were adjusted by Won46,741 million and Won13,882 million, respectively, due to the 2002 income tax return.


17.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                                                                  2003                             2002
                                                                     -----------------------------     -----------------------------
             Related party                      Transaction          Three-month       Six-month        Three-month       Six-month
---------------------------------------    --------------------      ------------     ------------     ------------     ------------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.    Sales of electricity      Won   30,626     Won   50,845     Won   25,846     Won   44,143
                                            and others
  Korea South-East Power Co., Ltd.                  "                       8,175           17,148           10,928           19,495
  Korea Midland Power Co., Ltd.                     "                       7,316           13,431            5,413           10,259
  Korea Western Power Co., Ltd.                     "                      14,561           17,268            8,684           19,334
  Korea Southern Power Co., Ltd.                    "                       4,338            8,588            4,713            9,179
  Korea East-West Power Co., Ltd.                   "                       9,004           19,290           13,501           22,897
  Others                                            "                      16,510           39,483           14,126           83,459
                                                                     ------------     ------------     ------------     ------------
                                                                     Won   90,530     Won  166,053     Won   83,211     Won  208,766
                                                                     ============     ============     ============     ============
Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.    Purchase of electricity   Won1,129,354     Won2,417,162     Won1,152,183     Won2,279,475
                                            and others
  Korea South-East Power Co., Ltd.                  "                     316,352          735,508          353,941          727,855
  Korea Midland Power Co., Ltd.                     "                     438,601          968,803          339,490          658,351
  Korea Western Power Co., Ltd.                     "                     475,900        1,052,707          469,867          937,066
  Korea Southern Power Co., Ltd.                    "                     525,422        1,000,022          437,706          917,749
  Korea East-West Power Co., Ltd.                   "                     507,892        1,010,237          419,258          942,528
  Korea Power Engineering Co., Inc.        Designing of the power          68,809           78,917            8,752           17,584
                                            plant and others
  Korea Plant Service & Engineering Co.,   Utility plant                   11,667           20,595           11,323           20,249
   Ltd.                                     maintenance
  Korea Electric Power Data Network Co.,   Maintenance of                  78,265           98,094           29,308           48,823
   Ltd.                                     computer system
  Others                                   Commissions for                 73,463           86,487           34,128           73,598
                                            service and others
                                                                     ------------     ------------     ------------     ------------
                                                                     Won3,625,725     Won7,468,532     Won3,255,956     Won6,623,278
                                                                     ============     ============     ============     ============

(2) Receivables arising from related parties transactions as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                                                         December 31,
                                                                    June 30, 2003                            2002
                                                       -------------------------------------------       ------------
                                                                      Other account
                                                          Trade        receivables
            Related party                              receivables      and other          Total            Total
--------------------------------------                 -----------    -------------      ---------       ------------
 Korea Hydro & Nuclear Power Co., Ltd.                   Won    -        Won  193        Won   193         Won 8,020
 Korea South-East Power Co., Ltd.                           1,883             236            2,119             3,639
 Korea Midland Power Co., Ltd.                              1,546             381            1,927               382
 Korea Western Power Co., Ltd.                              2,034             105            2,139             3,145
 Korea Southern Power Co., Ltd.                             1,208             315            1,523             1,647
 Korea East-West Power Co., Ltd.                            2,447             199            2,646             4,518
 Others                                                         -           4,114            4,114            10,603
                                                         --------        --------        ---------         ---------
                                                         Won9,118        Won5,543        Won14,661         Won31,954
                                                         ========        ========        =========         =========

(3) Payables arising from related parties transactions as of June 30, 2003 and December 31, 2002 are as follows (won in millions):

                                                                                                        December 31,
                                                                    June 30, 2003                           2002
                                                       ------------------------------------------       ------------
                                                                       Other accounts
                                                         Trade            payable
                Related party                           payables         and other         Total            Total
-------------------------------------------            ----------      --------------  ------------     ------------
 Korea Hydro & Nuclear Power Co., Ltd.                 Won316,396        Won   816     Won  317,212     Won  368,509
 Korea South-East Power Co., Ltd.                          95,743              110           95,853          124,031
 Korea Midland Power Co., Ltd.                            123,334              170          123,504          168,410
 Korea Western Power Co., Ltd.                            132,051              116          132,167          176,816
 Korea Southern Power Co., Ltd.                           142,262               58          142,320          130,181
 Korea East-West Power Co., Ltd.                          132,354              699          133,053          142,017
 Korea Power Engineering Co., Inc.                              -            7,330            7,330            7,108
 Korea Plant Service & Engineering Co., Ltd.                    -            7,384            7,384            6,845
 Korea Electric Power Data Network Co., Ltd.                    -           29,647           29,647           25,502
 Others                                                       358           19,753           20,111           22,593
                                                       ----------        ---------     ------------     ------------
                                                       Won942,498        Won66,083     Won1,008,581     Won1,172,012
                                                       ==========        =========     ============     ============


18.  CONTINGENT LIABILITIES:

(1) The Company is engaged in 237 lawsuits as a defendant and 47 lawsuits as a plaintiff. The total amount claimed from the Company is Won88,811 million and the total amount claimed by the Company is Won110,263 million as of June 30, 2003. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's liabilities of Won17,646,157 million, including borrowings of Won13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. The balance of borrowings subject to those collective responsibilities as of June 30, 2003 is Won5,109,031 million (including the Company's borrowings of Won1,151,422 million).

(3) The Company has provided debt repayment guarantees for its related parties in connection with the related parties' borrowings as of June 30, 2003 as follows:

              Loan type                Guaranteed company             Financial institutions           Amount
          ----------------     ----------------------------------     ----------------------      --------------
          Foreign currency     KEPCO International Hong Kong Ltd.     Nippon Life Insurance       US$ 82,006,000
           loan                                "                      Norinchukin Bank                35,000,000
                                               "                      Korea Development Bank          11,590,000
                               KEPCO Philippines Co.                  Korea Development Bank          54,522,000
                                                                                                  --------------
                                                                                                  US$183,118,000
                                                                                                  ==============

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 412,196,437 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of those borrowings.

(5) Korea Development Bank has provided the repayment guarantees of US$228,044,114 for the Company's commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed at June 30, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows.


                                       USD                JPY               EUR            GBP
                                  -------------     --------------      ----------     ----------
     Guaranteed amounts           3,686,080,502     44,747,400,000      28,083,012     32,785,780
      (including interest)

(6) Five banks including the National Agricultural Cooperative Federation has provided the Company a credit (overdraft) line amounting to Won245,000 million as of June 30, 2003.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to Won570,707 million for the six-month period ended June 30, 2003.


19.  STATEMENT OF CASH FLOWS:


Cash flows from operating activities were presented using the indirect method. Transactions not involving cash flows for the three-month and six-month periods ended June 30, 2003 are as follows (won in millions):

                                                                                        2003
                                                                           --------------------------------
                                                                           Three-month          Six-month
                                                                           -----------         ------------
     Reclassification of long term loans to short-term loans               Won    1,642        Won    3,953
     Reclassification of construction in-progress to utility plant              711,429           1,136,597
     Reclassification of debenture to current portion                         1,466,432           1,476,432
     Reclassification of long-term borrowings to current portion                261,061             441,092

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KOREA ELECTRIC POWER CORPORATION

                                             By: /s/ Hi-Taek Lee
                                             -----------------------------------
                                             Name: Hi-Taek Lee
                                             Title: Chief Financial Officer

Date : September 1, 2003